Exhibit 4.15

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: TransCanada Trust (the “Trust”)

We refer to the short form prospectus of the Trust dated May 12, 2015 relating to the sale and issue of Trust Notes — Series 2015-A due 2075 of the Trust.

We consent to be named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 12, 2015 to the shareholder of the TransCanada PipeLines Limited on the following consolidated financial statements:

•                Consolidated balance sheets as at December 31, 2014 and December 31, 2013,

•                Consolidated statements of income, cash flows, comprehensive income, and equity for each of the years in the three-year period ended December 31, 2014, and

•                notes, comprising a summary of significant accounting policies and other explanatory information.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook — Assurance.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

May 12, 2015

Calgary, Canada